CERTIFICATE OF AMENDMENT

OF ARTICLES OF INCORPORATION OF

BRIGHTCUBE CALIFORNIA, INC.

A NEVADA CORPORATION

I, Jack Marshall, the President, Treasurer, Chief Executive Officer and Director of PHOTOLOFT.COM, do hereby certify:

1. That the Board of Directors of said corporation by unanimous written consent dated as of June 8, 2000, adopted a resolution to amend the original articles as follows:

Article I is hereby amended to read, in its entirety, as follows:

"The name of the Corporation shall be Photoloft, Inc." Article IV is hereby amended to read, in its entirety, as follows:

"Common. The aggregate number of common shares which this Corporation shall have authority to issue is 200,000,000 shares of Common Stock having a par value of $.001 per share. All Common Stock of the Corporation shall be of the same class, common, and shall have the same rights and preferences. Fully-paid Common Stock of this Corporation shall not be liable to any further call or assessment.

"Preferred. The Corporation shall be authorized to issue 500,000 shares of Preferred Stock having a par value of $.001 per share and with such rights, preferences and designations determined by the Board of Directors."

2. That the number of shares of the corporation outstanding and entitles to vote on an amendment to the Articles of Incorporation at the time of the adoption of this amendment was is 13,715,975.